

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

Via E-mail
Harold Hansen
President
Energie Holdings, Inc.
4885 Ward Road, Suite 300
Wheat Ridge, CO 80033

Re: Energie Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 16, 2014
File No. 000-28562

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that the company is seeking to significantly increase the number of authorized shares of common stock from 60,000,000 to 250,000,000, and to increase the number of authorized shares of preferred stock from 1,000,000 to 5,000,000. Please confirm whether these plans are required to complete your obligations pursuant to the Share Exchange Agreement and your subsequent Agreement and Plan of Merger, as described under your Form 8-K filed June 10, 2014. In addition, please tell us whether you presently have any plans, proposals or arrangements, written or otherwise, to issue any of these authorized shares. If not, please disclose under your section, Outstanding Shares and Purpose of the Amendment, that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director